1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 15, 2004

For the month of May 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 06/16/2004	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on May 17, 2004: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on May 17, 2004: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on May 17, 2004: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on May 17, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.5	Announcement on May 18, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.6	Announcement on May 21, 2004: To announce related materials on acquisition of UMCi Ltd common shares

99.7	Announcement on May 21, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.8	Announcement on May 21, 2004: To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

99.9	Announcement on May 24, 2004: To announce the completion of the 7th share buyback program

99.10	Announcement on May 24, 2004: UMC’s 90-nanometer Manufacturing Technology Sees Strong Acceptance from Industry Leaders

99.11	Announcement on May 25, 2004: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on May 27, 2004: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on May 28, 2004: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on May 28, 2004: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on June 1, 2004: The Company’s re-election of directors and supervisors at 2004 Annual General Shareholders’ Meeting

99.16	Announcement on June 1, 2004: Robert Tsao is elected as Chairman unanimously by the Board of Directors

99.17	Announcement on June 1, 2004: The earnings distribution has been amended after the annual general shareholder’s meeting

99.18	Announcement on June 1, 2004: Important Resolutions Passed in UMC’s 2004 Annual General Meeting

99.19	Announcement on June 3, 2004: To announce related materials on acquisition of machinery and equipment

99.20	Announcement on June 7, 2004: To announce related materials on acquisition of machinery and equipment

99.21	Announcement on June 7, 2004: To announce related materials on acquisition of machinery and equipment

99.22	Announcement on June 8, 2004: To announce related materials on acquisition of machinery and equipment

99.23	Announcement on June 8, 2004: May Sales

99.24	Announcement on June 14, 2004: XILINX and UMC Develop Industry’s First FPGAs to Utilize Triple-Oxide 90nm Technology

99.25	Announcement on June 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/30~2004/05/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 17; average unit price: $64,371,720 NTD; total transaction price: $1,094,319,248 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/05/06~2004/05/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10; average unit price: $101,211,075 NTD; total transaction price: $1,012,110,750 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/12/04~2004/05/14

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $81,525,634 NTD; total transaction price: $570,679,440 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SEZ SINGAPORE PTE LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.4

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/17

2.	Number of shares repurchased this time: 29,500,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $742,086,660

5.	Average repurchase price per share this time: NTD $25.16

6.	Cumulative number of own shares held during the repurchase period: 159,567,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.99%

8.	Any other matters that need to be specified: None

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Exhibit 99.5

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/18

2.	Number of shares repurchased this time: 17,500,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $447,306,465

5.	Average repurchase price per share this time: NTD $25.56

6.	Cumulative number of own shares held during the repurchase period: 177,067,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.1%

8.	Any other matters that need to be specified: None

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Exhibit 99.6

To announce related materials on acquisition of UMCi Ltd common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMCi Ltd

2.	Date of occurrence of the event: 2004/05/21

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 90,000,000 shares; average unit price: $1.7 USD; total amount: $117,000,000 USD, about $3,947,580,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): UMC Japan; investee company

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment of $117,000,000 USD

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Price negotiation; The reference basis: Net value per share; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 834,243,030 shares; amount: $28,544,487,909 NTD; percentage of holdings: 95.23%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.44%; ratio of shareholder’s equity: 33.68%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.7

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/05/04~2004/05/21

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 5,564,851 shares; average unit price: $54.91 NTD; total amount: $305,565,963 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2007

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 226,887,348 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2007

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 150,605,090 shares; amount: $2,129,329,160 NTD; percentage of holdings: 3.46%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.44%; ratio of shareholder’s equity: 33.68%; the operational capital as shown in the most recent financial statement: $ 89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2007

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on the Company has spend accumulatively more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2004/05/19~2004/05/21

2.	Number of shares repurchased this time: 15,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $411,922,101

5.	Average repurchase price per share this time: NTD $27.46

6.	Cumulative number of own shares held during the repurchase period: 192,067,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.2%

8.	Any other matters that need to be specified: None

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Exhibit 99.9

To announce the completion of the 7th share buyback program

1.	Originally determined ceiling on total monetary amount of the share repurchase: NTD $17,100,000,000

2.	Original scheduled period for the repurchase: 2004/03/24~2004/05/23

3.	Originally determined number of shares to be repurchased: 360,000,000

4.	Originally determined type of shares to be repurchased: Common shares

5.	Originally determined repurchase price range: NTD $47.5~$19.6 per share

6.	Date of expiry of the repurchase period or completion of the repurchase: 2004/05/24

7.	Number of shares repurchased: 192,067,000 shares

8.	Type of shares repurchased: Common shares

9.	Total monetary amount of shares repurchased: NTD $5,199,592,987

10.	Average repurchase price per share: NTD 27.07 per share

11.	Cumulative number of own shares held: 390,909,000 shares

12.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.42%

13.	Reason for non-completion of the share repurchase at expiry of the repurchase period: In consideration of the stability of market price, the best utilization of the Company’s capital, and the benefits of shareholders, we did not execute the repurchase plan up to its maximum amount. The execution rate is 53.35%.

14.	Any other matters that need to be specified: None

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Exhibit 99.10

UMC’s 90-nanometer Manufacturing Technology Sees Strong Acceptance from Industry Leaders

1.	Date of occurrence of the event: 2004/05/24

2.	Cause of occurrence:

HSINCHU, Taiwan, May 24, 2004 — UMC (NYSE: UMC; TSE: 2303), a world leading semiconductor foundry, is driving the foundry industry’s migration to 90nm technology, with some of the world’s largest IC companies currently utilizing UMC for the fabrication of their most advanced 90nm chips. UMC first announced working 90nm customer silicon in March of 2003, and over the last year has been qualified for volume production by several major customers, including Xilinx, the world leader in programmable logic, and Texas Instruments, the largest supplier of silicon for wireless handsets. The speed of this ramp-to-volume production has surpassed the projections of most industry observers, and puts UMC clearly ahead of its competitors in the foundry industry. Products taking advantage of UMC’s 90nm technology are being adopted for use in a wide range of electronic products due to the significant benefits that they offer in terms of performance, power consumption and cost.

Dr. Jackson Hu, CEO of UMC, stated, “Process technology leadership requires a huge commitment in terms of research and development resources. UMC has consistently made that commitment because it is an important part of our fundamental strategy of maximizing the competitiveness of our customer’s products. Today, we are extremely happy to see our hard work paying off with the production success of customers utilizing our 90nm foundry services. We are also excited to see that fabless companies and IDMs are both taking advantage of the benefits of our foundry services. This clearly shows the important role that foundry companies have come to play in reducing the risks associated with the extremely capital-intensive semiconductor industry. It is truly a win-win situation for all involved.”

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

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Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/04/26~2004/05/24

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10; average unit price: $60,005,585 NTD; total transaction price: $600,055,850 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/12~2004/05/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 7; average unit price: $83,139,464 NTD; total transaction price: $581,976,250 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): VARIAN SEMICONDUCTOR EQUIMENT; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/05/26~2004/05/27

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price: $152,189,463 NTD; total transaction price: $1,217,515,700 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/05/28

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 11; average unit price: $51,571,957 NTD; total transaction price: $567,291,532 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.15

The Company’s re-election of directors and supervisors at 2004 Annual General Shareholders’ Meeting

1.	Date of occurrence of the change: 2004/06/01

2.	Name and resume of the replaced person:

Directors:

Robert H.C. Tsao		Chairman, UMC
John Hsuan		Vice Chairman, UMC
Hsun Chieh Investment Co., Ltd. Representative:	Peter Chang	Director, UMC
	Tsing-Yuan Hwang	Executive Officer, Daiwa Securities SMBC Co., Ltd.
Chuin Li Investment Corporation Representative:	Jackson Hu	CEO, UMC
	Chris Chi	Director, UMC
Chuin Tsie Investment Corporation Representative:	Hong-Jen Wu	Director, UMC
	Ching-Chang Wen	Director, UMC
Shieh Li Investment Corporation Representative:	Fu-Tai Liou	Director, UMC
	Stan Hung	Director, UMC

Supervisors

Hsun Chieh Investment Co., Ltd. Representative:	Tzyy-Jang Tseng	Chairman, Unimicron Technology Corp.
Mao-Chung Lin		President, Sunrox International Inc.
Jack K.C. Wang		Chairman, Sen Dah Investment Co., Ltd.

3.	Name and resume of the replacement:

Directors

Robert H.C. Tsao		Chairman, UMC
John Hsuan		Vice Chairman, UMC
Hsun Chieh Investment Co., Ltd. Representative:	Peter Chang	Director, UMC
Chuin Li Investment Corporation Representative:	Jackson Hu	CEO, UMC
Chuin Tsie Investment Corporation Representative:	Hong-Jen Wu	Director, UMC
Shieh Li Investment Corporation Representative:	Ching-Chang Wen	Director, UMC
Jack K.C. Wang		Chairman, Sen Dah Investment Co., Ltd.
Mao-Chung Lin		President, Sunrox International Inc.
Paul S. C. Hsu		Chairman of Chinese Management Association

Supervisors

Chiao Tung Bank Representative:	Tzong-Yeong Lin	General Manager, Mega Holding Company
Hsun Chieh Investment Co., Ltd. Representative:	Tzyy-Jang Tseng	Chairman, Unimicron Technology Corp.
Chuin Tsie Investment Corporation Representative:	Tsing-Yuan Hwang	Executive Officer, Daiwa Securities SMBC Co., Ltd.

www.umc.com

4.	Reason for the change: Re-election

5.	Number of shares held by the new director or supervisor at the time of appointment:

Robert H.C. Tsao	82,898,998 shares
John Hsuan	79,764,069 shares
Hsun Chieh Investment Co., Ltd.	503,455,675 shares
Chuin Li Investment Corporation	31,833,392 shares
Chuin Tsie Investment Corporation	76,400,141 shares
Shieh Li Investment Corporation	49,297,126 shares
Jack K.C. Wang	22,149,687 shares
Mao-Chung Lin	14,944,649 shares
Paul S. C. Hsu	0 share
Chiao Tung Bank	206,226,741 shares

6.	Original term (From to ): 2001/05/30~2004/05/29

7.	Effective date of the new appointment: 2004/6/1

8.	Rate of change of directors/supervisors of the same term: Re-election

9.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.16

Robert Tsao is elected as Chairman unanimously by the Board of Directors

1.	Date of the board of directors resolution: 2004/06/01

2.	Name and resume of the replaced chairman or president: Robert H.C. Tsao Chairman, UMC

3.	Name and resume of the new chairman or president: Robert H.C. Tsao Chairman, UMC

4.	Reason for the change: Re-election of the directors and supervisors at 2004 AGM

5.	Effective date of the new appointment: 2004/06/01

6.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.17

The earnings distribution has been amended after the annual general shareholder’s meeting

1.	Date of the resolution of the board of directors or shareholders’ meeting: 2004/06/01

2.	Type and monetary amount of original dividend distribution: NTD12,224,283,240 allocated for shareholder bonus (NTD0.75 per share)

3.	Type monetary amount of dividend distribution after the change: NTD12,885,581,850 allocated for shareholder bonus (NTD0.8 per share)

4.	Reason for the change: The company held its board meeting on March 12, 2004 and proposed the earnings distribution but due to share buyback program(192,067,000 shares) affecting the number of shares outstanding, and a capitalization of NTD661,298,610 from capital reserve, thus adjusting the stock distribution to NTD0.8 per share

5.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.18

Important Resolutions Passed in UMC’s 2004 Annual General Meeting

1.	Date of the shareholders’ meeting: 2004/06/01

2.	Important resolutions:

1.	Approved the 2003 business report, financial statements and the surplus earning distribution chart

2.	Approved that each 1,000 common share is entitled to receive 80 shares for shareholder bonus and 111,127,354 shares are distributed as employee bonus

3.	Approved that Articles 12 and 25 of the Company’s Articles of Incorporation be amended

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.19

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/02

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 14; average unit price: $108,491,403 NTD; total transaction price: $1,518,879,640 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.20

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/10/24~2004/06/04

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 21; average unit price: $25,500,016 NTD; total transaction price: $535,500,345 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MATTSON TECHNOLOGY, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.21

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/11~2004/06/04

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 21; average unit price: $62,105,501 NTD; total transaction price: $1,304,215,515 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.22

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/06/07

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 8; average unit price: $144,283,348 NTD; total transaction price: $1,154,266,785 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.23

United Microelectronics Corporation

June 8, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
May	Invoice amount	10,211,468	7,413,946	2,797,522	37.73%
2004	Invoice amount	45,427,557	33,785,392	11,642,165	34.46%
May	Net sales	9,652,636	7,356,746	2,295,890	31.21%
2004	Net sales	44,186,730	32,576,395	11,610,335	35.64%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	32,281,487
UMC’s subsidiaries	26,180	29,517	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	1,475	175,899	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	26,770
Financial instruments	Interest rate swap
Mark to market value	-227

b	Trading purpose : None

www.umc.com

Exhibit 99.24

XILINX and UMC Develop Industry’s First FPGAs to Utilize Triple-Oxide 90nm Technology

1.	Date of occurrence of the event: 2004/06/14

2.	Cause of occurrence:

HSINCHU, Taiwan, and SAN JOSE, Calif., June 14, 2004—Xilinx, Inc. (NASDAQ:XLNX), the world’s leading supplier of programmable logic solutions and inventor of the FPGA, and leading global semiconductor foundry UMC (NYSE: UMC), today announced production of the industry’s first FPGA products manufactured using 90nm triple-oxide technology. By using three different thicknesses of the insulating gate oxide layers, the companies were able to break the traditional tradeoff between power consumption and performance, and expect to lower static and dynamic power consumption by 50 percent from previous generation devices with the Virtex-4TM platform FPGA family. Xilinx has already received initial wafers from UMC using this breakthrough triple-oxide 90nm technology.

“Power management has become a critical requirement of customers, especially with increased performance, bandwidth and the move to 90nm technology,” said Erich Goetting, vice president and general manager of the Advanced Products Division at Xilinx. “Therefore, reduced power consumption and increased silicon performance were both high on the priority list for Virtex-4 development. Working with UMC, we have leveraged the benefits of triple-oxide technology on 90nm to break the industry trend of increased power consumption when moving from 130nm to 90nm. The new Virtex-4 platform FPGAs will reduce both static and dynamic power consumption by up to 50 percent.”

UMC and Xilinx delivered the industry’s first 90nm FPGAs in March of 2003. UMC is now in volume production for various 90nm products including the Xilinx Spartan-3TM family of FPGAs.

Dr. S.W. Sun, senior vice president in charge of UMC’s Central Research and Development, said, “UMC develops technologies that are targeted for our customer’s requirements. For the 90nm node this includes triple gate oxide, in which Xilinx has exploited for their new line of FPGAs. We are pleased to deliver enabling technologies to help Xilinx achieve their performance targets for the Virtex-4 product line, and look forward to reaching future technology milestones together.”

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.25

United Microelectronics Corporation

For the month of May, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of May, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001	Number of shares held as of April 30, 2004	Number of shares held as of May 31, 2004	Changes
	—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of April 30, 2004	Number of shares pledge as of May 31, 2004	Changes
N/A	N/A	0	0	0

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2004
Semiconductor Manufacturing Equipment	5,812,649	16,676,320
Fixed assets	4,709	29,836

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2004
Semiconductor Manufacturing Equipment	42,375	211,301
Fixed assets	16,629	16,629